Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Third Quarter 2023 Unaudited Financial Results

Hangzhou, China – November 16, 2023 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an intelligent learning company with industry-leading technology in China, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial Highlights

●	Total net revenues were RMB1.5 billion (US$210.9 million), representing a 9.7% increase from the same period of 2022.

o	Net revenues from learning services were RMB950.8 million (US$130.3 million), representing a 7.0% increase from the same period of 2022.

o	Net revenues from smart devices were RMB251.9 million (US$34.5 million), representing a 29.3% decrease from the same period of 2022.

o	Net revenues from online marketing services were RMB336.1 million (US$46.1 million), representing a 113.5% increase from the same period of 2022.

●	Gross margin was 55.9%, compared with 54.2% for the same period of 2022.

“AI continues to drive the development of our learning services, smart devices and online marketing services, enhancing product quality and user satisfaction. As a result, net revenues in the third quarter reached a record high, while loss from operations significantly narrowed. We made multiple advancements during the period that are gaining market traction, supporting our financial improvements. First, we introduced Hi Echo, the world’s first digital human language coach, helping users improve their English-speaking skills anytime and anywhere. Second, we launched AI quiz recommendations and other features, which drove historically high gross margins for digital content services. Third, by leveraging AI technology, we provided users with more personalized solutions, resulting in all-time high net revenues from online marketing services. Lastly, users have embraced our newly launched Youdao Dictionary Pen X6 Pro, which includes advanced features, such as English grammar instructions,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, I am confident in the long-term prospects for our company, supported by increasingly dynamic AI systems. Our previously implemented proprietary large language model Ziyue is receiving positive feedback from our users and its generative capabilities will continue to improve. Moving forward, we will maintain ongoing communication with our users to better meet their demands. In addition, we will also accelerate the deployment of our AI products and applications, continuously enhancing the user experience. We are committed to creating a win-win situation in boosting user learning efficiency and effectiveness while securing and advancing our company's sustainable development,” Dr. Zhou concluded.

Third Quarter 2023 Financial Results1

Net Revenues

Net revenues for the third quarter of 2023 were RMB1.5 billion (US$210.9 million), representing a 9.7% increase from RMB1.4 billion for the same period of 2022.

Net revenues from learning services were RMB950.8 million (US$130.3 million) for the third quarter of 2023, representing a 7.0% increase from RMB888.5 million for the same period of 2022. The year-over-year increase from learning services was primarily driven by the strong sales performance of digital content services compared with the same period of 2022.

Net revenues from smart devices were RMB251.9 million (US$34.5 million) for the third quarter of 2023, representing a 29.3% decrease from RMB356.5 million for the same period of 2022, primarily due to our continuous efforts to streamline marketing channels with low return on investment for intelligent learning products in the third quarter of 2023.

Net revenues from online marketing services were RMB336.1 million (US$46.1 million) for the third quarter of 2023, representing a 113.5% increase from RMB157.5 million for the same period of 2022. The year-over-year increase in revenues from online marketing services was mainly attributable to the increased revenue from performance-based advertisements through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2023 was RMB859.6 million (US$117.8 million), representing a 13.1% increase from RMB760.2 million for the same period of 2022. Gross margin increased to 55.9% for the third quarter of 2023 from 54.2% for the same period of 2022.

Gross margin for learning services was 67.8% for the third quarter of 2023, compared with 64.5% for the same period of 2022. The increase was primarily attributable to the improvement in economies of scale in the third quarter of 2023.

Gross margin for smart devices increased to 42.6% for the third quarter of 2023 from 40.4% for the same period of 2022. The improvement was mainly attributable to the newly launched Youdao Dictionary Pen X6 Pro which carries a higher gross margin than other products.

Gross margin for online marketing services increased to 31.9% for the third quarter of 2023, from 27.1% for the same period of 2022. The increase was mainly attributable to improved gross margin profile of performance-based advertisements through third parties’ internet properties compared with the same period of last year.

1 As previously disclosed, in compliance with applicable regulatory requirements, the Company had ceased to offer the after-school tutoring services on academic subjects in China’s compulsory education system (the “Academic AST Business”) at the end of December 2021. The Academic AST Business met the criteria of discontinued operations. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results of the continuing operations. The financial information and non-GAAP financial information included in this press release are presented on a continuing operations basis, unless otherwise specifically stated.

Operating Expenses

Total operating expenses for the third quarter of 2023 were RMB917.3 million (US$125.7 million), compared with RMB979.2 million for the same period of last year.

Sales and marketing expenses for the third quarter of 2023 were RMB674.2 million (US$92.4 million), representing a decrease of 5.0% from RMB709.8 million for the same period of 2022. This decrease was attributable to the reduced marketing expenditures in learning services, partially offset by the increased marketing expenditures for smart devices.

Research and development expenses for the third quarter of 2023 were RMB187.3 million (US$25.7 million), representing a decrease of 12.0% from RMB212.9 million for the same period of 2022. The decrease was primarily due to the research and development payroll-related cost savings in the third quarter of 2023.

General and administrative expenses for the third quarter of 2023 were RMB55.8 million (US$7.7 million), largely flat as compared to RMB56.5 million for the same period of 2022.

Loss from Operations

As a result of the foregoing, loss from operations for the third quarter of 2023 was RMB57.7 million (US$7.9 million), compared with RMB219.0 million for the same period of 2022. The margin of loss from operations was 3.7%, compared with 15.6% for the same period of last year.

Others, Net

Others, net for the third quarter of 2023 were RMB21.1 million (US$2.9 million) net loss, compared with RMB40.1 million net gain for the same period of 2022. Others, net for the third quarter of 2023 mainly included an impairment loss of long-term investments of RMB30.5 million (US$4.2 million), partially offset by the gains from government grants. The gain for the same period of last year was mainly from government grants.

Net Loss from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net loss from continuing operations attributable to Youdao’s ordinary shareholders for the third quarter of 2023 was RMB102.9 million (US$14.1 million), compared with RMB183.9 million for the same period of last year. Non-GAAP net loss from continuing operations attributable to Youdao’s ordinary shareholders for the third quarter of 2023 was RMB67.3 million (US$9.2 million), compared with RMB164.4 million for the same period of last year.

Basic and diluted net loss from continuing operations per American depositary share (“ADS”) attributable to ordinary shareholders for the third quarter of 2023 was RMB0.85 (US$0.12), compared with RMB1.49 for the same period of 2022. Non-GAAP basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders was RMB0.55 (US$0.08), compared with RMB1.33 for the same period of 2022.

Other Information

As of September 30, 2023, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB360.1 million (US$49.4 million), compared with RMB1.0 billion as of December 31, 2022. For the third quarter of 2023, net cash used in continuing operating activities was RMB294.7 million (US$40.4 million), capital expenditures totaled RMB4.7 million (US$0.6 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan in future periods in light of the changing regulatory environment, generate operating cash flows and continue to be able to obtain outside sources of financing as necessary for Youdao’s future development. In support of Youdao’s future business, NetEase Group has agreed to provide financial support for Youdao’s continuing operations. As of the date of this release, Youdao has received various financial support from the NetEase Group, including, among others, RMB878.0 million short-term loans, and US$86.0 million long-term loans with maturity dated March 31, 2027 drawn down under the US$300.0 million revolving loan facility.

As of September 30, 2023, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB931.6 million (US$127.7 million), compared with RMB1.1 billion as of December 31, 2022.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months. This amount was subsequently increased to US$40.0 million in August 2023. As of September 30, 2023, the Company has accumulatively repurchased an aggregate of approximately 3.6 million ADSs for approximately US$18.3 million in the open market under the share repurchase program.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 5:00 a.m. Eastern Time on Thursday, November 16, 2023 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, November 16, 2023). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	9098188

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until November 23, 2023:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	9098188

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is an intelligent learning company with industry-leading technology in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders as net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders excluding share-based compensation expenses and impairment of long-term investments. Non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. The announced results of the third quarter of 2023 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of September 30,	As of September 30,
	2022	2023	2023
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	783,611	337,863	46,308
Time deposits	273	277	38
Restricted cash	873	324	44
Short-term investments	232,152	21,674	2,971
Accounts receivable, net	405,139	347,707	47,657
Inventories	232,260	177,641	24,348
Amounts due from NetEase Group	7,888	13,042	1,788
Prepayment and other current assets	207,777	232,618	31,882
Total current assets	1,869,973	1,131,146	155,036

Non-current assets:
Property, equipment and software, net	92,116	77,338	10,600
Operating lease right-of-use assets, net	78,405	95,771	13,127
Long-term investments	90,703	64,495	8,840
Goodwill	109,944	109,944	15,069
Other assets, net	35,015	46,551	6,380
Total non-current assets	406,183	394,099	54,016

Total assets	2,276,156	1,525,245	209,052

Liabilities, Mezzanine Equity and Shareholders' Deficit
Current liabilities:
Accounts payables	282,354	163,073	22,351
Payroll payable	266,340	161,446	22,128
Amounts due to NetEase Group	68,809	70,656	9,684
Contract liabilities	1,067,285	931,610	127,688
Taxes payable	50,908	67,128	9,201
Accrued liabilities and other payables	564,922	732,311	100,371
Short-term loans from NetEase Group	878,000	878,000	120,340
Total current liabilities	3,178,618	3,004,224	411,763

Non-current liabilities:
Long-term lease liabilities	43,635	55,687	7,633
Long-term loans from NetEase Group	522,345	603,103	82,662
Other non-current liabilities	8,832	16,506	2,262
Total non-current liabilities	574,812	675,296	92,557

Total liabilities	3,753,430	3,679,520	504,320

Mezzanine equity	64,571	68,180	9,345

Shareholders' deficit:
Youdao's shareholders' deficit	(1,535,089)	(2,212,273)	(303,217)
Noncontrolling interests	(6,756)	(10,182)	(1,396)
Total shareholders' deficit	(1,541,845)	(2,222,455)	(304,613)

Total liabilities, mezzanine equity and shareholders’ deficit	2,276,156	1,525,245	209,052

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.2960 on the last trading day of September (September 29, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	888,493	680,920	950,761	130,313	2,278,105	2,364,102
Smart devices	356,480	222,157	251,879	34,523	849,490	686,785
Online marketing services	157,461	303,557	336,143	46,072	431,605	857,800
Total net revenues	1,402,434	1,206,634	1,538,783	210,908	3,559,200	3,908,687

Cost of revenues (2)	(642,254)	(639,459)	(679,147)	(93,085)	(1,747,471)	(1,880,026)
Gross profit	760,180	567,175	859,636	117,823	1,811,729	2,028,661

Operating expenses:
Sales and marketing expenses (2)	(709,769)	(587,651)	(674,173)	(92,403)	(1,812,151)	(1,827,029)
Research and development expenses (2)	(212,926)	(205,076)	(187,328)	(25,675)	(624,317)	(575,234)
General and administrative expenses (2)	(56,520)	(63,579)	(55,822)	(7,651)	(174,613)	(169,007)
Total operating expenses	(979,215)	(856,306)	(917,323)	(125,729)	(2,611,081)	(2,571,270)
Loss from operations	(219,035)	(289,131)	(57,687)	(7,906)	(799,352)	(542,609)

Interest income	4,033	2,154	2,167	297	9,836	6,615
Interest expense	(12,277)	(17,087)	(17,753)	(2,433)	(30,964)	(50,603)
Others, net	40,058	5,730	(21,097)	(2,892)	77,678	(8,989)
Loss before tax	(187,221)	(298,334)	(94,370)	(12,934)	(742,802)	(595,586)

Income tax benefits/(expenses)	1,108	(4,890)	(2,557)	(351)	(11)	(10,648)
Net loss from continuing operations	(186,113)	(303,224)	(96,927)	(13,285)	(742,813)	(606,234)
Net loss from discontinued operations	-	-	-	-	(6,105)	-
Net loss	(186,113)	(303,224)	(96,927)	(13,285)	(748,918)	(606,234)
Net loss/(income) attributable to noncontrolling interests	2,194	4,065	(5,978)	(819)	9,588	(183)
Net loss attributable to ordinary shareholders of the Company	(183,919)	(299,159)	(102,905)	(14,104)	(739,330)	(606,417)
Including:
Net loss from continuing operations attributable to ordinary shareholders of the Company	(183,919)	(299,159)	(102,905)	(14,104)	(733,225)	(606,417)
Net loss from discontinued operations attributable to ordinary shareholders of the Company	-	-	-	-	(6,105)	-

Basic net loss per ADS	(1.49)	(2.45)	(0.85)	(0.12)	(5.98)	(4.97)
-Continuing operations	(1.49)	(2.45)	(0.85)	(0.12)	(5.93)	(4.97)
-Discontinued operations	-	-	-	-	(0.05)	-

Diluted net loss per ADS	(1.49)	(2.45)	(0.85)	(0.12)	(5.98)	(4.97)
-Continuing operations	(1.49)	(2.45)	(0.85)	(0.12)	(5.93)	(4.97)
-Discontinued operations	-	-	-	-	(0.05)	-

Shares used in computing basic net los per ADS	123,767,013	122,247,009	121,275,391	121,275,391	123,602,039	121,926,770
Shares used in computing diluted net loss per ADS	123,767,013	122,247,009	121,275,391	121,275,391	123,602,039	121,926,770

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.2960 on the last trading day of September (September 29, 2023) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	798	1,049	2,312	317	4,753	4,620
Sales and marketing expenses	2,879	2,416	1,659	227	9,420	5,206
Research and development expenses	7,586	5,618	(2,071)	(284)	24,876	8,332
General and administrative expenses	4,801	3,261	3,255	447	14,633	9,837

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	888,493	680,920	950,761	130,313	2,278,105	2,364,102
Smart devices	356,480	222,157	251,879	34,523	849,490	686,785
Online marketing services	157,461	303,557	336,143	46,072	431,605	857,800
Total net revenues	1,402,434	1,206,634	1,538,783	210,908	3,559,200	3,908,687

Cost of revenues
Learning services	315,086	290,155	305,694	41,899	882,874	873,974
Smart devices	212,365	142,544	144,528	19,809	546,672	415,660
Online marketing services	114,803	206,760	228,925	31,377	317,925	590,392
Total cost of revenues	642,254	639,459	679,147	93,085	1,747,471	1,880,026

Gross margin
Learning services	64.5%	57.4%	67.8%	67.8%	61.2%	63.0%
Smart devices	40.4%	35.8%	42.6%	42.6%	35.6%	39.5%
Online marketing services	27.1%	31.9%	31.9%	31.9%	26.3%	31.2%
Total gross margin	54.2%	47.0%	55.9%	55.9%	50.9%	51.9%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2023	2022	2023
	RMB	RMB	RMB	USD	RMB	RMB

Net loss from continuing operations attributable to ordinary shareholders of the Company	(183,919)	(299,159)	(102,905)	(14,104)	(733,225)	(606,417)
Add: share-based compensation	16,064	12,344	5,155	707	53,682	27,995
impairment of long-term investments	3,500	3,240	30,500	4,180	8,500	33,740
Non-GAAP net loss from continuing operations attributable to ordinary shareholders of the Company	(164,355)	(283,575)	(67,250)	(9,217)	(671,043)	(544,682)

Non-GAAP basic net loss from continuing operations per ADS	(1.33)	(2.32)	(0.55)	(0.08)	(5.43)	(4.47)
Non-GAAP diluted net loss from continuing operations per ADS	(1.33)	(2.32)	(0.55)	(0.08)	(5.43)	(4.47)